Exhibit 21
Subsidiaries of the Registrant

Name	State of Organization
Vivelle Ventures LLC (d/b/a Novogyne Pharmaceuticals)	Delaware

Noven Therapeutics, LLC (f/k/a JDS Pharmaceuticals, LLC)	Delaware

Noven Investments, Inc.	Delaware

Noven Alpha, LLC	Delaware

Noven Beta, LLC	Delaware